Exhibit 12.1

BJ Services Company

Ratio of Earnings to Fixed Charges

(In Thousands)

	Year Ended September 30,
	2003	2004	2005	2006	2007
COMPUTATION OF EARNINGS:
Add:
Income from continuing operations before income taxes and fixed charges	$275,672	$520,737	$653,347	$1,172,083	$1,112,848
Fixed charges	43,478	47,922	41,107	43,097	66,686
Amortization of capitalized interest	1,765	1,524	1,582	1,741	1,877
Deduct:
Interest capitalized	629	787	1,215	2,035	8,002
Minority interest in pretax income of subsidiaries that have not incurred fixed charges	5,080	2,286	3,725	3,970	11,315

Earnings, as defined	$315,206	$567,110	$691,096	$1,210,916	$1,162,094

COMPUTATION OF FIXED CHARGES:
Interest expensed and capitalized	$16,577	$17,176	$12,166	$16,593	$40,733
Amortized premiums, discounts and capitalized interest related to indebtedness	6,456	6,389	3,671	1,763	1,959
Estimate of interest within rental expense	20,445	24,357	25,270	24,741	23,994

Fixed charges, as defined	$43,478	$47,922	$41,107	$43,097	$66,686

Ratio of Earnings to Fixed Charges	7.25	11.83	16.81	28.10	17.43